October 31, 2005

via U.S. mail and facsimile

J.F. Robertson
Chief Executive Officer
United Wisconsin Grain Producers, LLC
W1231 Tessman Road
Cambria, Wisconsin  53923

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June
30, 2005
		File No. 0-50733


Dear Mr. Robertson:


	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

	If you have any further questions regarding our review of your filings, please contact Meagan Caldwell at (202) 551-3754 or, in her absence, Tracey Houser at (202) 551-3736, or to the undersigned at
(202) 551-3255.


								Sincerely,



								Nili Shah
								Accounting Branch Chief



??

??

??

??

Mr. Gary T. Steele
March 9, 2005
Page 1 of 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE